Exhibit 99.1

Eco Wave Power Reports Continued Strong Wave Energy

Production at Jaffa Port, Israel During January 2026

Tel Aviv, Israel – (Newsfile Corp. – February 12, 2026) – Eco Wave Power Global AB (NASDAQ: WAVE) (“Eco Wave Power” or the “Company”), a global leader in onshore wave energy technology, is pleased to provide an update on wave energy production at its EWP-EDF One wave energy pilot project at Jaffa Port, Israel, during January 2026.

During January 2026, the EWP-EDF One system continued to demonstrate stable and reliable operation under real-world sea conditions. Over approximately 11 days characterized by wave heights ranging between 1 and 2 meters, the project generated more than 2,300 kWh of clean, renewable electricity.

Since the beginning of 2025, the EWP-EDF One system at Jaffa Port has maintained zero downtime, with consistent performance recorded in wave conditions of 1 meter and above. The January 2026 results further validate the system’s operational robustness and its ability to deliver reliable energy generation during moderate wave conditions.

The EWP-EDF One project at Jaffa Port is a pilot-scale demonstration array, consisting of a limited number of small-scale floaters. The project is designed primarily to validate continuous operation, system durability, and real-world energy production performance, while generating high-quality operational data to support future commercial-scale deployments.

Performance data collected during January 2026 further supports the scalability of Eco Wave Power’s proprietary technology. Future commercial projects are planned to utilize significantly larger floaters and a substantially greater number of units. These configurations are expected to materially enhance energy capture, improve capacity factors, and deliver a more powerful and stable production profile compared to pilot-scale installations.

Eco Wave Power continues to advance wave energy as a predictable and complementary renewable energy source in suitable coastal environments, while systematically optimizing system design based on real-world operational experience.

In parallel with its activities in Israel, Eco Wave Power is expanding its global presence. In September 2025, the Company successfully launched its wave energy project at AltaSea in the Port of Los Angeles in collaboration with Shell Marine Renewable Energy, following the receipt of all required regulatory approvals, including a federal license from the U.S. Army Corps of Engineers. The Company is also progressing projects in Taiwan, in collaboration with I-KE; in India, in collaboration with Fortune 500 Bharat Petroleum; and in Portugal, where preparations are underway for Eco Wave Power’s largest installation to date.

“January’s production results further demonstrate the reliability and consistency of our technology under real sea conditions,” said Inna Braverman, CEO and Founder of Eco Wave Power. “While Jaffa Port is a pilot installation, the system continues to provide valuable operational data that directly informs our commercial strategy. As we scale to larger floaters and expanded arrays, we believe wave energy has the potential to deliver a meaningful and stable contribution to the global renewable energy mix.”

Eco Wave Power’s innovative wave energy systems are designed to be efficient, scalable, and environmentally responsible, offering a sustainable alternative to conventional power generation. With projects operational and under development across multiple regions, the Company continues to demonstrate the viability of ocean waves as a clean and reliable energy resource.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honoured with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the expectation that future commercial projects are planned to utilize significantly larger floaters and a substantially greater number of units, and the expectation that these configurations are expected to materially enhance energy capture, improve capacity factors, and deliver a more powerful and stable production profile compared to pilot-scale installations. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on March 3, 2025, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.